EXHIBIT 99.1

Brookfield Renewable Renews Normal Course Issuer Bid

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Dec. 22, 2017 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Renewable of its intention to renew its normal course issuer bid. Brookfield Renewable believes that in the event that its limited partnership units (“Units”) trade in a price range that does not fully reflect their intrinsic value, the acquisition of Units may represent an attractive use of available funds.

Brookfield Renewable is authorized to repurchase up to 9,000,000 Units, representing approximately 5% of its issued and outstanding Units. At the close of business on December 21, 2017, there were 180,315,877 Units issued and outstanding. Under the normal course issuer bid, Brookfield Renewable may purchase up to 35,990 Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 143,962 Units on the TSX for the six months ended November 30, 2017, calculated in accordance with the rules of the TSX. Repurchases are authorized to commence on December 29, 2017 and will terminate on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Under its prior normal course issuer bid that commenced on December 29, 2016 and expires on December 28, 2017, Brookfield Renewable previously sought and received approval from the TSX to purchase up to 8,300,000 Units. Brookfield Renewable has not purchased any Units under its prior normal course issuer bid in the past 12 months.

All purchases will be made through the facilities of the TSX, the New York Stock Exchange and/or Canadian and U.S. alternative trading systems, if eligible, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

From time to time, when Brookfield Renewable does not possess material non-public information about itself or its securities, it may enter into automatic purchase plans with its broker to allow for the purchase of Units at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with Brookfield Renewable’s broker will be adopted in accordance with applicable Canadian and U.S. securities laws including the requirements of Rule 10b5-1 under the United States Securities Exchange Act of 1934, as amended.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, Colombia, Brazil, and Europe and totals over 15,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with more than $265 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and can also be found in the shareholders section of our website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:
Claire Holland
(416) 369-8236
claire.holland@brookfield.com

Investors:
Divya Biyani
(416) 369-2616
divya.biyani@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s business, the expectation for future cash flows and the potential for future Unit purchases and repurchases. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.